Exhibit 99.1

ArcelorMittal announces publication of its 2023 half-year report

28 July 2023, 16:45 CET

ArcelorMittal (the ‘Company’) has today published its half-year report for the six-month period ended 30 June 2023.

The report is available on http://corporate.arcelormittal.com/ under Investors > Financial reports > Half-year reports, and on the electronic database of the Luxembourg Stock Exchange (www.bourse.lu/).

The report has also been filed on Form 6-K with the U.S. Securities and Exchange Commission (SEC) and is available on http://corporate.arcelormittal.com/ under Investors > Financial reports > SEC filings.

ENDS

About ArcelorMittal
ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com